ATTACHMENT FOR CURRENT FILING OF N-SAR
SUB-ITEM 77[D]

At a regular meeting held December 12 - 14, 2017, the Board of Trustees for the Registrant approved the amendment of the Non-Fundamental Investment Restrictions of the John Hancock Seaport Fund to prohibit the fund from physically shorting securities, e.g., via prime brokerage agreements effective as of December 14, 2017.